Act: 1934
Section: 15G
Rule:
Public
Availability: 7/17/2015

NO ACT

CFit 1E
7-17-15

July 17, 2015

Received SEC

JUL 17 2015

Washington, DC 20549

[redacted]

15007958

Response of the Office of Structured Finance
Division of Corporation Finance

Re: Crescent Capital Group LP
Incoming letter dated July 17, 2015

Based on the facts and representations presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if Crescent Capital Group LP does not retain an eligible risk retention interest under Section 15G of the Securities and Exchange Act of 1934 in connection with a Refinancing of CLOs that were issued in a CLO Transaction priced prior to the December 24, 2014 publication of the Credit Risk Retention Final Rules in the Federal Register, on the terms and subject to the conditions set forth in your letter.

This position[1] is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

David Beaning
Special Counsel, Office of Structured Finance
Division of Corporation Finance

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[1] In reaching this position, the staff has consulted with the staffs of the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

July 17, 2015

Mail Stop 3628

Michael Mazzuchi
Cleary Gottlieb Steen & Hamilton LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006

Re: Crescent Capital Group LP

Dear Mr. Mazzuchi:

In regard to your letter of July 17, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Katherine Hsu
Office Chief

CLEARY GOTTLIEB STEEN & HAMILTON LLP

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

Writer's Direct Dial: +1 202 974 1572
E-Mail: mmazzuchi@cgsh.com

July 17, 2015

Ms. Katherine Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hsu:

We are writing on behalf of Crescent Capital Group LP ("Crescent Capital") to request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if Crescent Capital does not retain an eligible risk retention interest under the final rules implementing Section 15G of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") in connection with a proposed refinancing of one or more classes of preexisting collateralized loan obligation ("CLO") securities as described below. No-action relief from the Staff is warranted to protect investor expectations that would be frustrated by application of risk retention requirements to the refinancing of a CLO transaction that was priced prior to the publication of the joint rules implementing Section 15G of the Exchange Act as further described below.[1]

[1] See Credit Risk Retention, 79 Fed. Reg. 77602 (Dec. 24, 2014) (the "Final Rules").

I. Background

Crescent Capital is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as collateral manager (the "Collateral Manager") for a CLO entity (the "CLO Entity") that issued securities in a private placement transaction that priced prior to December 24, 2014 (the "CLO Transaction"). The securities issued in the CLO Transaction consist of multiple classes of debt securities (the "Secured Notes") and equity classes of securities (the "Subordinated Interests"). The Secured Notes are primarily secured by senior secured syndicated corporate loans owned by the CLO Entity, which are subject to limited sale and substitution from time to time in accordance with the terms of the CLO Transaction (the "Collateral Obligations"). Neither the CLO Entity nor the pool of assets is registered as an investment company pursuant to the Investment Company Act of 1940, as amended (the "Investment Company Act"), in reliance on an exemption from registration under the Investment Company Act.

The CLO Transaction has a feature that permits the interest rate on the Secured Notes to be reduced to market clearing levels. The reduction in interest rate may be effected through a "refinancing" of the relevant classes of Secured Notes (a "Refinancing"). In a Refinancing, an existing class of Secured Notes is redeemed with the proceeds of replacement notes ("Refinanced Notes") bearing the new interest rate which are issued by the CLO Entity and sold by a registered broker dealer on the CLO Entity's behalf. The sales of Refinanced Notes may be to existing investors or substitute investors.

The indenture for the CLO Transaction requires the CLO Entity to conduct a Refinancing if directed to do so by specified parties. Upon receiving the direction to conduct a Refinancing of one more classes of Secured Notes (each such class subject to a Refinancing, the "Original Notes"), the CLO Entity will provide a required notice to the holders of the Original Notes, as well as to rating agencies and other transaction parties. The Collateral Manager (on behalf of the CLO Entity) would retain a registered broker dealer to identify eligible purchasers for any Replacement Notes, which will be sold in a private placement transaction. A supplemental indenture will be prepared to modify the interest rate, and notice of such supplemental indenture will be sent to the holders of all securities issued in the CLO Transaction (including the Original Notes).

II. The Proposed Refinancing

The proposed Refinancing will be subject to the following conditions:

- Refinancing will be completed (*i.e.*, by the issuance of the relevant Refinanced Notes) within four years after the original closing date of the CLO Transaction;
- The interest rate applicable to the Refinanced Notes will be lower than the interest rate of the Original Notes;

- Other than the reduction of the interest rate of the Original Notes, after giving effect to a Refinancing:
    - the CLO Entity's capital structure will be unchanged;
    - the principal amount of the Refinanced Notes after a Refinancing and the Original Notes after a Refinancing will be the same;
    - the priority of right of payment of the Refinanced Notes and the Original Notes will be the same;
    - the voting and other consent rights of the Refinanced Notes and the Original Notes will be the same; and
    - the stated maturity of the Refinanced Notes and the Original Notes will be the same;
- The CLO Entity's investment criteria will not change as a result of the Refinancing;
- No securitization of additional assets will be effected by a Refinancing (*i.e.*, proceeds from the issuance of the Refinanced Notes will be used only for the redemption of the Original Notes), it being understood that the Collateral Manager will continue to actively manage the Collateral Obligations on the CLO Entity's behalf;
- No additional Subordinated Interests will be issued in connection with a Refinancing;
- Refinancing will not cause the identity of the holders of Subordinated Interests to change;
- Refinancing of different classes of Secured Notes may occur on different dates; however, each class of Secured Notes will be subject to only one Refinancing and the supplemental indenture executed in connection with Refinancing each class will prohibit any further Refinancing of the Refinanced Notes;
- The offering document for the Replacement Notes will, among other things:

    (i) include a prominent statement (*e.g.*, on the cover of the offering document) that the sponsor is not retaining a risk retention interest contemplated by the Final Rules in connection with a Refinancing or the Refinanced Notes;

(ii) describe the interest rates of the Refinanced Notes and confirm that all other legal and economic terms of the Refinanced Notes will be the same as the Original Notes; and

(iii) include a statement in a section entitled "Credit Risk Retention" to the effect that reliance on the no-action letter contemplated hereby does not preclude the availability of any applicable private rights of actions for any violation of the federal securities laws.

III. Basis for Relief

Because the CLO Transaction was priced prior to publication of the Final Rules, the refinancing feature was not structured to accommodate risk retention, and neither the Collateral Manager nor the investors in the CLO Transaction expected that the risk retention obligation would apply with respect to a Refinancing. Absent the ability to reduce interest rates of one or more classes of Secured Notes, when interest rates for securities similar to the Secured Notes in the market may have dropped significantly since the issuance of the Secured Notes, the CLO Entity would likely redeem the Secured Notes, imposing additional costs related to the liquidation of its assets, among other effects. A Refinancing permits the CLO Transaction to remain in place at a cost to the CLO Entity more consistent with current market levels. The ability to effect a Refinancing helps preserve investor expectations that they will have the opportunity to exit their investment at par, or remain invested in the CLO Transaction, without the cost of redemption and related reinvestment risk. If a Refinancing were to require the Collateral Manager to retain a risk retention interest, the economic impact to the Collateral Manager of satisfying this obligation would make the Refinancing prohibitively expensive and would frustrate the investor expectations described above.

Asset-backed securities transactions such as the CLO Transaction intrinsically involve fixed investment arrangements in the context of a static capital structure with a limited asset pool. These characteristics adversely affect the ability of such transactions to preserve investor expectations in the face of regulatory changes.

IV. Request for No-Action Relief

Based on the foregoing, Crescent Capital respectfully requests that the Staff confirm that it will not recommend enforcement action if the risk retention interest described in the Final Rules is not retained in connection with a Refinancing in accordance with the terms set forth above.

* * * * *

We appreciate your assistance in this matter. Please do not hesitate to call Michael Mazzuchi (202-974-1572), Paul St. Lawrence (202-974-1782), Joyce McCarty (202-974-1574) or Sarah Crandall (202-974-1627) of the Washington office of Cleary Gottlieb Steen & Hamilton LLP, if you have any questions regarding the relief requested herein. If the Staff does not concur with Crescent Capital's position, Crescent Capital requests an opportunity to confer with the Staff concerning the applicable terms of the Refinancing prior to the issuance of a response.

Very truly yours,

/s/ Michael Mazzuchi

Michael A. Mazzuchi